November 1, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOP 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated October 15, 2007 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of Southwall Technologies, Inc (“the Company”) responses is preceded by the text of the comment from the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

1.           We note your response to prior comment 2.  We continue to believe that an interim period reconciliation pursuant to paragraph 47 of SFAS 109 would provide material information to your investors as it is not readily apparent from the financial statements the reasons for the significant variations in the relationship between income tax expense and pretax income.  As such, please provide this information in your future interim period filings.  Please also supplementally provide the reconciliation for the periods included in the June 30, 2007 10-Q with an explanation of any material fluctuations.

Response:

1.     In reviewing paragraph 47 of SFAS 109 we infer from the language, “A public enterprise shall disclose a reconciliation ……..of (a) the reported amount of income tax expense attributable to continuing operations for the year to (b) the amount of income tax expense that would result from applying the federal statutory tax rates to pretax income from continuing operations”, that this should be completed with the company’s annual filings. In a quick survey of public company filings we could not find any company’s disclosing this reconciliation in their interim reports.

We do however feel that a more robust disclosure in our interim financial statements relating to income taxes would be beneficial to the reader and would propose to include language such as the following in future interim filings;

“The company’s effective tax rate of 1% and 21.1% for the three and six months ended June 30, 2007, respectively, differed from the statutory federal rate of 34% primarily due to the impact of the benefit received from the release of a portion of the company’s valuation allowance against the current year’s income.”

This new paragraph will also contain any disclosure required by FASB Interpretation No. 48.

We also note that the interim financials are meant to be read in conjunction with the 10-K and as the company did not include a rate reconciliation in it’s most recent filing we agree it would be beneficial to the reader to include a rate reconciliation in the interim reporting for the 2007 year.

2.            Thank you for supplementally providing the income tax reconciliation for your annual periods.  We have the following comments in this regard.
•	Tell us how the pretax earnings numbers are derived form the financial statements
•	Reconcile the apparent increase in the valuation allowance in 2006 to your disclosures in Note 8 where your state the valuation allowance decreased by approximately $2.6 million during 2006.
•	Please explain the underlying reasons for the change in your valuation allowance.

Response:

2.    The difference in pretax earnings on the tax provisions vs. the earnings shown on the financial statements for 2005 and 2006 relate to the elimination entries on the consolidation. While the starting point of the rate reconciliation should be pretax earnings per financials this adjustment would have no effect on the tax expense and a immaterial effect on the tax rate.

The gross valuation allowance did decrease by $2.6M from the amount reported at December 31, 2005. However, this decrease in valuation allowance resulting from a true-up of the book/tax basis difference relates predominately to fixed assets which resulted in a decrease in valuation allowance of approximately $4.8M. The change in the valuation allowance as a result of continuing operations in 2006 resulted in an increase in the valuation allowance of $2.2M. The Company felt that it was appropriate to combine the true-up adjustment with the current year change in valuation allowance in the presentation of the rate reconciliation. The Company also reflects the change in valuation allowance on the state deferreds in the state line item of the rate reconciliation, and thus the change in valuation allowance line will never tie to the actual change reflected in the deferred table.

As discussed above the change in valuation allowance predominately relates to a true-up of the book/tax basis in the Company’s depreciable assets which resulted in a reduction of the deferred tax asset and a corresponding reduction of the valuation allowance.

Not 10-Segment Reporting, page 84

3           We note your response to prior comment 3 wherein you state that the German business is your only operating segment.  We assume that this operating segment is also your sole reportable segment and that the business activities from your US-based corporate headquarters and administrative departments constitute an “all other” category as described in paragraph21 of SFAS 131.  As such, please revise your future filings to include the disclosures outlined in paragraph 25 for your German segment including the reconciliation described in paragraph 32 of SFAS 131.  Please show us supplementally what these disclosures will look like.

Response:

3.           In our prior response we reviewed SFAS 131 paragraph 10 and concluded “that German business does not constitute a distinct operating segment pursuant to paragraph 10 of SFAS 131”.  The Company believes that it is horizontally intergrated and does not have segments.  Not withstanding the Company’s belief that segmentation is not applicable in reviewing paragraph 21,25 and 32 of SFAS 131, the Company notes that it has reported all sources of revenue and proved the required disclosure in its periodic filing.

4.           As requested please provide us with representative copies of the internal reports reviewed by your chief operating decision maker.

Response:

The Company does not produce internal reports  which allocate resource and assess performance as the Company does not believe it has segments pursuant to SFAS 131.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours.

Southwall Technologies, Inc.

By:	/s/ R. Eugene Goodson
Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

cc:	Bret Johnson
Al Pavot